Binah Capital Group, Inc.

17 Battery Place, Room 625

New York, NY 10004

May 15, 2023

Via Overnight Courier and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Susan Block and John Dana Brown

Re:	Binah Capital Group, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 10, 2023

File No. 333-269004

Dear Ms. Block and Mr. Brown:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated February 24, 2023 (the “Comment Letter”), in respect of Binah Capital Group, Inc.’s (“we”, “our” or “us”) Amendment No. 1 to the Registration Statement on Form S-4, filed with the Commission on February 10, 2023. Concurrently with this response, we are submitting Amendment No. 2 to our Registration Statement on Form S-4.

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

Amendment 1 to the Form S-4 filed February 10, 2023

Selected Historical Financial Information of Wentworth, page 31

1.	For the Nine Months Ended September 30, 2021 and 2022, we note that you have presented a line item for income tax benefit; however, it appears that the line item description should be identified as income tax expense consistent with your financial statements on page F-44. Please revise the description of the line item caption for consistency.

Response:

We have revised the line-item description on page 31 of Amendment No. 2 to identify income tax expense (benefit) in a manner consistent with the financial statements.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
May 12, 2023

The Proposed Holdings Charter will provide, page 58

2.	We note your response to our prior comment 11. Please revise here and at page 101 under “Forum,” to clarify that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response:

We have revised the disclosures on beginning on pages 59 and 102 of Amendment No. 2 to clarify that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Non-GAAP Financial Measures, page 94

3.	We note your identification of non-recurring expenses and accompanying footnote 2 description on page 95. Please revise to disclose the discrete items comprising the components of the Non-recurring expenses adjustment and further, explain why they are non-recurring.

Response:

We have revised the disclosures on pages 94 and 95 of Amendment No. 2 to identify the discrete items comprising the components of the non-recurring expenses adjustment and explain why they are non-recurring.

4.	We note your response to comment 14 and reissue it in part. Specifically as it relates to your presentation of non-GAAP measures on a pro forma basis, it does not appear that this presentation of these measures are consistent with the pro forma requirements of Article 11 of Regulation S-X. As a result, please tell us how you considered whether your presentation complies with Question 100.05 of the Non-GAAP Financial Measures C&DI updated on December 13, 2022 in regards to this pro forma information.

Response:

We have revised the language in the section Summary Income Statement and Non-GAAP Measures (in millions) and have removed any reference to the information being presented on a pro forma basis. The language includes information that it is presented as if the World Equity Group, Inc. acquisition, which closed in May 2021 had occurred on January 1, 2019, to provide a view of the business on a consistent basis over the periods presented. As previously communicated this information, among other information as disclosed, was used by KWAC in its consideration and evaluation of the business combination and was not intended to be presented on a pro forma basis in accordance with Article 11 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

5.	We note your response to comment 15 and reissue the comment. In this regard, we note that the WMS amounts for Class A, Class B, Additional Paid-in Capital and Accumulated deficit in the historical column do not reconcile to the statement of equity on page F-45. Please revise to ensure the amounts reconcile for consistency and accuracy.

Response:

We have revised the disclosures on pages 123 and F-27 of Amendment No. 2 to reconcile WMS amounts for Class A, Class B, Additional Paid-in Capital and Accumulated deficit in the historical column to the statement of equity.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
May 12, 2023

Unaudited Pro Forma Condensed Combined Statement of Operations, page 122

6.	We note your response to comment 16. However, we also note that for the nine months ended September 30, 2022, WMS recorded a Provision for income taxes of $8,066. Please address the following:

•	Considering that the Company has an income tax expense in the historical results, explain why you expect the net operating losses carryforwards will fully offset the pro forma taxable income. Provide us with a discussion of any limitations on your ability to use the net operating loss carryforwards.

•	Tell us how your presentation and disclosures are in accordance with Section 3270 of the Financial Reporting Manual of the Division of Corporation Finance. For example, if unusual effects of tax loss carryforwards or other aspects of tax accounting are depicted, an explanation should be provided in a note to the pro forma financial statements. Please revise or advise as necessary.

Response:

The Unaudited Pro Forma Condensed Combined Statement of Operations has been updated for the year ending December 31, 2022. The historical amounts used in the pro forma are those amounts included in the audited financial statements as of and for the year ended December 31, 2022, that are included elsewhere in the filing and referenced as such. The provision for income taxes includes the provisions included in the audited financial statements of WMS and KWAC and included in such audited financial statements are income tax disclosures that provide the detail of what is included in the provision as well as other income tax matters relevant to the financial statements.

7.	We note that the Commissions and Interest and Other income line items for historical WMS for the nine months ended September 30, 2022 do not reconcile to the amounts disclosed on the face of the Statements of Operations on page F-44. Please tell us why they do not reconcile or revise accordingly.

Response:

We acknowledge the Staff’s comment and note that the Unaudited Pro Forma Condensed Combined Statement of Operations has been updated for the year ending December 31, 2022 and Commissions and Interest and Other income line items reconcile to the amounts disclosed on the face of the Statements of Operations of page F-26.

Earnings per Share, page 126

8.	We note your response to comment 18 and revised disclosure on page 127 stating that the earnings per share calculation excludes the public and private placement warrants from the computation because they would have an antidilutive effect. Please provide us with details of your calculation supporting your determination that the impact would be antidilutive for the nine months ended September 30, 2022.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 129 of Amendment No. 2 and added a footnote that provides the details that the impact would be antidilutive for the year ended December 31, 2022 and 2021.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
May 12, 2023

Commissions, page 153

9.	We note your response to comment 22. In your response, you state that revenues are subject to reversal or decline based on market performance. Tell us, and revise your disclosures here and in the footnotes to discuss, how you have determined under ASC 606 that you have included variable consideration in your transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Also, disclose your average commission fee rates by product type for the periods your financial statements are presented.

Response:

We acknowledge the Staff’s comment and note that we have revised the disclosure to remove the language that revenues are subject to reversal or decline based on market performance. Revenues that are earned based on a percentage of an investment product’s current market value are not subject to reversal as they are valued at a point in time, monthly or quarterly and at that point in time the constraint is removed, and revenues are recognized.

Commissions and Fees, page 155

10.	We note your response to comment 25 as well as your revised disclosure on page 155, which indicates that the payout rate can range from 50% to 95% depending on the level of production. Please further revise your disclosures to provide to disaggregate how your payout rate varies based upon production level and/or any other relevant factors.

Response:

We acknowledge the Staff’s comment and have further revised the disclosure on page 157 of Amendment No. 2 to disaggregate how our payout rate varies based upon production level and other relevant factors.

Critical Accounting Policies and Estimates, page 160

11.	We note your response to comment 28 and reissue the comment. For example, your disclosures around Goodwill and Other Intangible Assets does not provide a robust discussion of the critical accounting estimates. Accordingly, please revise your disclosures for the following:

•	Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.;

•	Disclose and discuss the specific critical accounting estimates used in your fair value determination;

•	Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination; and

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to address the critical accounting estimates and assumptions used in the annual testing for impairment of goodwill and other intangible assets.

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
May 12, 2023

Notes to Consolidated Financial Statements

Business Combinations, page F-67

12.	We note your response to comment 33 stating the Company's view that the acquisition of World Equity Group, Inc. (“WEG”) did not constitute an acquisition that was material to the Company’s financial statements taken as a whole and therefore, did not provide the disclosures required by ASC 805-10-50-2(h). Based on the information provided in your response and given the significant portion of revenue and earnings contribution the acquisition had on the Company's consolidated results, it is unclear how the Company determined it to be immaterial. Please revise to provide the disclosures required by ASC 805-10-50-2(h).

Response:

We acknowledge the Staff’s comment and have revised the disclosure in the WMS consolidated audited financial statements as of and for the years ended December 31, 2022 and 2021 to include the additional information as required by ASC 805-10-50-2(h).

General

13.	We note your response to comment 34. Please revise to identify any material risks related to warrants retained by redeeming stockholders, in the event that trading prices rise above strike prices.

Response:

We acknowledge the Staff’s comment and have added an additional risk factor on page 35 of Amendment No. 2 to address material risks related to the warrants retained by redeeming stockholders, in the event that trading prices rise above strike price.

14.	We note your response to comment 35. Please confirm that, in the event that a potential PIPE investment is anticipated to be made in conjunction with the closing of the merger, you will highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination and will disclose if the SPAC's sponsors, directors, or officers will participate in the private placement.

Response:

We acknowledge the Staff’s comment and confirm that a PIPE investment is anticipated to be made in conjunction with the closing of the merger and that we will highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE and will disclose if the SPAC's sponsors, directors, or officers will participate in PIPE.

* * *

Ms. Block and Mr. Brown
U.S. Securities and Exchange Commission
May 12, 2023

Pursuant to the Staff’s request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Michael Nessim
Michael Nessim
Chief Executive Officer

cc:        Penny Minna, Esq.